October 2, 2015

BY EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 3, 2015
Oi S.A.
Form 20-F for Fiscal Year Ended December 31, 2014
Comment Response Dated August 24, 2015
File No. 001-15256

Dear Mr. Pacho:

This letter is to advise you that we are continuing to work on the response to your letter dated September 3, 2015 and are requesting an additional extension pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to October 9, 2015.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Marco Norci Schroeder

Name: Marco Norci Schroeder

Title:   Administrative Financial Officer

Oi S.A.

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Securities and Exchange Commission